Exhibit 4.4

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Certificate of Incorporation, our Bylaws and the Warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of our Certificate of Incorporation, the Bylaws and the Warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our Certificate of Incorporation authorizes the issuance of 350,000,000 shares of Common Stock, $0.0001 par value per share, and 20,000,000 shares of preferred stock, $0.0001 par value per share. As of December 22, 2021, there were approximately 85,743,994 shares of Common Stock and no shares of preferred stock outstanding. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any preferred stock designation, our holders of Common Stock possess all voting power for the election of our directors and all other matters submitted to a vote of our stockholders. Our holders have one vote in respect of each share of stock held by such holder on matters to be voted on by stockholders. Except as otherwise required by law, our holders of Common Stock, as such, are not entitled to vote on any amendment to the Certificate of Incorporation (including any preferred stock designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of our preferred stock if the holders of such affected series of our preferred stock are entitled to vote on such amendment pursuant to the Certificate of Incorporation (including any preferred stock designation) or pursuant to the DGCL.

Dividends

Subject to applicable law and the rights and preferences of any holders of any of our outstanding class or series of preferred stock, our holders of Common Stock are entitled to receive dividends when, as and if declared by the Board, payable either in cash, in property or in shares of capital stock. Our ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Liquidation, Dissolution and Winding Up

Upon our voluntary or involuntary liquidation, dissolution or winding up and after payment in full of our debts and other liabilities and payment to any holders of our preferred stock having liquidation preferences, if any, the holders of shares of our Common Stock are entitled to receive all our remaining assets available for distribution to our stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Preemptive or Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of our common stock have no preemptive rights and there are no conversion, sinking fund or redemption rights, or rights to subscribe for any of our securities. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of preferred stock that our Board may authorize and issue in the future.

Election of Directors

Our Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board. Our Board may, without stockholder approval, issue the preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

Warrants

As of September 30, 2021, there were 15,973,904 Warrants to purchase Common Stock outstanding, consisting of 10,541,667 Public Warrants and 5,432,237 Private Warrants held by the Sponsor. Each whole Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days from the Closing or March 2, 2023. The Warrants will expire on the fifth anniversary of the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We agreed that as soon as practicable, but in no event later than 20 business days after the Closing, we would use our reasonable best efforts to file, and within 60 business days after the Closing to have declared effective, a registration statement for registration under the Securities Act, of the shares of Common Stock issuable upon exercise of the Warrants. We will use our reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if our Common Stock is, at the time of any exercise of a Warrant, not listed on a national securities exchange, the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

We may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, (i) at any time after the Warrants become exercisable, (ii) upon not less than 30 days’ prior written notice of redemption to each holder of Warrants after the warrants become exercisable, and (iii) if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the notice of redemption to holders of Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the MCAP warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

We may call the Warrants for redemption, in whole and not in part, at a price of $0.10 per warrant, (i) at any time after the Warrants become exercisable, (ii) upon not less than 30 days’ prior written notice of redemption to each holder of Warrants after the warrants become exercisable, and (iii) if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the notice of redemption to holders of Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The “fair market value” of our Common Stock for the above purpose means the average last reported sale price of our Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to holders of Warrants. This redemption feature differs from the typical warrant redemption features used in other blank check company offerings. We will provide holders of our Warrants with the final fair market value no later than one business day after the 10- trading day period described above ends. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant (subject to adjustment).

The exercise price and number of shares of Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

As of December 31, 2021, 10,541,667 Public Warrants were outstanding and were exercisable for 10,541,667 shares of Common Stock.

In addition, if (x) we issue additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the MCAP Board, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any MCAP Class B common stock held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of MCAP’s initial business combination on the date of the consummation of its initial business combination (net of redemptions), and (z) the “market value” (as defined below) is below $9.20 per share, the exercise price of the MCAP warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the market value and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of, (i) the market value or (ii) the Newly Issued Price. The “market value” for this purpose means the volume weighted average trading price of MCAP common stock during the 20 trading day period starting on the trading day prior to the day on which MCAP consummates its initial business combination.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

The Private Warrants are identical to the Public Warrants except that the Private Warrants: (i) are not redeemable by us and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Private Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Private Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of such warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent. If the Private Warrants are held by holders other than the initial purchasers or any of their permitted transferees, they will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants. The initial purchasers of the Private Warrants have agreed not to transfer, assign or sell any of the warrants, including the Common Stock issuable upon exercise of the Warrants (except to certain permitted transferees), until 30 days after the Closing.

As of December 31, 2021, 5,432,237 Private Warrants were outstanding and were exercisable for 5,432,237 shares of Common Stock.

Lock-Up Restrictions

Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the section entitled “Certain Relationships and Related Person Transactions.”

Transfer Agent and Registrar

The transfer agent, Warrant Agent and registrar for our Common Stock and Warrants is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law

Classified Board of Directors

Our Certificate of Incorporation provides that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Company common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Special Meetings of Stockholders

Our Certificate of Incorporation provides that stockholders may not take action by written consent, but may only take action at annual or special meeting of stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. This restriction does not apply to actions taken by the holders of any series of our preferred stock to the extent expressly provided in the applicable preferred stock designation. Further, our Certificate of Incorporation provides that, subject to any special rights of the holders of our preferred stock, only the Board, the chairperson or the chief executive officer may call special meetings of stockholders, thus prohibiting a holder of common stock from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received (A) not earlier than the close of business on the 120th day prior to such annual meeting and (B) not later than the close of business on the later of (y) the 90th day prior to such annual meeting and (z) the 10th day following the day on which public announcement of the date of such meeting is first made by us. Our Bylaws specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude our stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors.

Amendment of Charter or Bylaws

Our Bylaws may be amended or repealed by our Board or by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the shares of our capital stock entitled to vote in the election of directors, voting as one class. The affirmative vote of the holders of at least 66 2⁄3% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the our Certificate of Incorporation.

Board Vacancies

Any vacancy on our Board may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to the Stockholders Agreement and any special rights of the holders of our preferred stock. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. Except as otherwise provided by law, the Stockholders Agreement or our Bylaws, in the event of a vacancy in our Board, the remaining directors may exercise the powers of the full Board until the vacancy is filled.

Exclusive Forum Selection

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action brought by or on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders, (iii) any action arising under our Certificate of Incorporation, Bylaws or the DGCL or (iv) any action asserting a claim against us governed by the internal affairs doctrine. In addition, the Certificate of Incorporation designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the exclusive forum provisions in our Certificate of Incorporation.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in our Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.

Limitation on Liability and Indemnification of Directors and Officers

Our Certificate of Incorporation provides that the our directors and officers will be indemnified and advanced expenses by the us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, our Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.

Our Certificate of Incorporation also permits us to purchase and maintain insurance on behalf of any officer, director, employee or agent of us for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Rule 144

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, such as the Company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Upon the Closing, the Company ceased to be a shell company.

When and if Rule 144 becomes available for the resale of our securities, a person who has beneficially owned restricted shares of our Common Stock or warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent (1%) of the total number of shares of Common Stock then outstanding; or

•	the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 will also be limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Listing of Securities

Our Common Stock and Public Warrants are listed on Nasdaq under the symbols “ADTH” and “ADTHW,” respectively.